Exhibit (a)(5)(i)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

MARK NEUTERMAN, Individually and on	§
Behalf of All Others Similarly Situated,	§
	§	Civil Action No. 4:17-cv-3918
Plaintiff,	§
	§	JURY TRIAL DEMAND
v.	§
§
REPROS THERAPEUTICS INC., PATRICK	§
FOURTEAU, KATHERINE A. ANDERSON,	§
C.P.A., DANIEL F. CAIN, LARRY	§
DILLAHA, M.D., NOLA E. MASTERSON,	§
SAIRA RAMASASTRY, and MICHAEL G.	§
WYLLIE, PH.D., DSC.,	§
§
Defendants.	§

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff Mark Neuterman (“Plaintiff’), on behalf of himself and all others similarly situated, by and through his attorneys, alleges the following upon information and belief, including investigation of counsel and review of publicly available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1.       This is a class action brought by Plaintiff on behalf of himself and all other similarly situated public stockholders of Repros Therapeutics Inc. (“Repros” or the “Company”) against Repros and the members of the Company’s board of directors (collectively referred to as the “Board” or the “Individual Defendants,” and, together with Repros, “Defendants”) for their violations of Sections 14(d)(4), 14(e), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”), and to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction (the “Proposed Transaction”), pursuant to which Repros will be acquired, through subsidiaries, by Allergan plc (“Allergan”).

2.       On December 12, 2017, Repros and Allergan issued a joint press release announcing that they had entered into a definitive agreement (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Acquisition Sub will commence a cash tender offer to acquire all of the issued outstanding shares of Repros common stock for $0.67 per share (the “Offer Price”).

3.       On December 29, 2017, in order to convince Repros stockholders to tender their shares, the Board authorized the filing of a materially incomplete and misleading Schedule 14D¬9 Solicitation/Recommendation Statement (the “14D-9”) with the Securities and Exchange Commission (“SEC”). In particular, the 14D-9 contains materially incomplete and misleading information concerning: (i) financial projections for the Company; and (ii) the valuation analyses performed by the Company’s financial advisor, Stifel, Nicolaus & Company, Incorporated (“Stifel”), in support of their fairness opinions.

4.       The Tender Offer is set to expire at one minute after 11:59 p.m. Eastern Time on January 29, 2018 (the “Expiration Date”). It is imperative that the material information that has been omitted from the 14D-9 is disclosed to the Company’s stockholders prior to the forthcoming Expiration Date so they can properly determine whether to tender their shares.

5.       For the reasons, and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from closing the Tender Offer or taking any steps to consummate the Proposed Transaction, unless and until the material information discussed below is disclosed to Repros stockholders, or in the event the Proposed Transaction is consummated, to recover damages resulting from Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

6.       This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

7.       This Court has jurisdiction over Defendants because each Defendant is either a corporation that conducts business in and maintains operations within this District or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

8.       Venue is proper in this District, pursuant to 28 U.S.C. § 1391, because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. Repros is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

PARTIES

9.       Plaintiff is, and has been at all times relevant hereto, a common stockholder of Repros.

10.       Defendant Repros is a Delaware corporation with its principal executive offices located at 2408 Timberloch Place, Suite B-7, The Woodlands, Texas, 77380. Repros is a clinical stage biopharmaceutical company. The Company develops new drugs to treat hormonal and reproductive system disorders. Repros common stock is traded on the NASDAQCM under the ticker symbol “RPRX.”

11.       Individual Defendant Patrick Fourteau is, and has been since 2016, a director of Repros and currently serves as Chairman of the Board.

12.       Individual Defendant Katherine A. Anderson, C.P.A., is, and has been since 2002, a director of Repros and currently serves as the Company’s Chief Financial Officer (“CFO”).

13.       Individual Defendant Daniel F. Cain is, and has been since 2004, a director of Repros and served as Chairman of the Board from 2005 to 2008.

14.       Individual Defendant Larry Dillaha, M.D., is, and has been since 2004, a director of Repros and served as Chairman of the Board from 2009 to 2016.

15.       Individual Defendant Saira Ramasastry is, and has been since 2013, a director of Repros.

16.       Individual Defendant Michael G. Wyllie, Ph.D., DSC, is, and has been since 2011, a director of Repros.

17.       The parties identified in paragraphs 10 through 16 are collectively referred to herein as “Defendants.”

CLASS ACTION ALLEGATIONS

18.       Plaintiff brings this class action pursuant to Fed. R. Civ. P. 23 on behalf of himself and the other public stockholders of Repros (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

19.       This action is properly maintainable as a class action because:

(a)	the Class is so numerous that joinder of all members is impracticable. As of November 7, 2017, there were 39.56 million shares of Repros common stock outstanding, held by hundreds to thousands of individuals and entities scattered throughout the country. The actual number of public stockholders of Repros will be ascertained through discovery;

(b)	there are questions of law and fact that are common to the Class that predominate over any questions affecting only individual members, including the following:

i.	whether Defendants have misrepresented or omitted material information concerning the Proposed Transaction in the Recommendation Statement, in violation of Sections 14(d)(4) and 14(e) of the Exchange Act;

ii.	whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

iii.	whether Plaintiff and other members of the Class will suffer irreparable harm if compelled to tender their shares based on the materially incomplete and misleading Recommendation Statement.

(c)	Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

(d)	Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e)	the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class;

(f)	Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole; and

(g)	a class action is superior to other available methods for fairly and efficiently adjudicating the controversy.

SUBSTANTIVE ALLEGATIONS

I.	Company Background and the Proposed Transaction

20.       Repros was organized on August 20, 1987. The Company is a biopharmaceutical company focused on the development of new drugs to treat hormonal and reproductive system disorders. The Company’s current pipeline consists of: (i) Enclomiphene, which is intended for men of reproductive age with low testosterone due to secondary hypogonadism; and (ii) Proellex, which is being developed for women and the treatment of symptoms associated with uterine fibroids and endometriosis.

21.       On December 12, 2017, Repros issued a press release announcing the Proposed Transaction. The press release stated, in relevant part:

Repros Therapeutics Inc.® Announces Acquisition by Allergan plc

THE WOODLANDS, Texas — December 12, 2017 — Repros Therapeutics Inc. (NASDAQ: RPRX) (“Repros” or the “Company”) today announced that it has entered into a definitive agreement under which Allergan plc (“Allergan”), through a subsidiary, will acquire Repros for a cash payment of $0.67 per share. The Company’s Board of Directors has unanimously approved the transaction.

Under the terms of the merger agreement, a subsidiary of Allergan will commence a cash tender offer to purchase all of the outstanding shares of Repros common stock for $0.67 per share. The closing of the tender offer is subject to customary closing conditions, including the tender of a majority of the outstanding shares of Repros common stock. The merger agreement contemplates that Allergan, through its subsidiary, will acquire any shares of Repros that are not tendered into the offer through a second-step merger, which will be completed as soon as practicable following the closing of the tender offer. Pending approvals, Repros anticipates the transaction will close during the first quarter of 2018.

Stifel, Nicolaus & Company, Incorporated is serving as exclusive financial advisor to Repros, and Morgan, Lewis & Bockius LLP is serving as Repros’ legal counsel. Covington & Burling LLP is serving as Allergan’s legal counsel.

About Repros Therapeutics

Repros Therapeutics focuses on the development of small molecule drugs for major unmet medical needs that treat male and female reproductive disorders.1

22.       The Offer Price in the Proposed Transaction is unfair and inadequate, because, among other things, the intrinsic value of the Company and its common stock is materially in excess of the amount offered given the Company’s prospects for future growth and earnings. As a result, the Proposed Transaction will deny Class Members their right to fully share equitably in the true value of the Company.

23.       For example, on April 17, 2017, Seeking Alpha—an online leader in investment news—noted that Repros shares surged 9% in response to the Company announcing that the U.S. Patent and Trademark Office issued a new patent which bolstered the Company’s intellectual property relating to Proellex. Subsequently, on July 17, 2017, the Company announced that it would also be granted European patent concerning Proellex on August 2, 2017.

24.       On October 12, 2017, the Stock News Gazette—an online news organization focused on providing investors news on small cap companies—noted that “[t]echnical indicators [...] suggest that Repros Therapeutics Inc. (NASDAQ:RPRX) is undervalued.”

[1]	Repros Therapeutics Inc., Current Report (Form 8-K), at Exhibit 99.1 (Press Release dated December 12, 2017) (Dec. 12, 2017).

25.       On November 6, 2017, Zacks Investment Research, an independent, online website dedicated to providing professional investors with the financial data and analysis, highlighted that Repros is poised for growth because of two products the company is currently developing—enclomiphene and Proellex. Notably, enclomiphene, which was developed to help treat men of reproductive age with low testosterone due to secondary hypogonadism, is currently under review in the EU and the United States. It is currently estimated that 13 million men in the U.S. suffer from low testosterone levels.

26.       In sum, the Offer Price appears to inadequately compensate Repros stockholders because, among other things, the intrinsic value of the Company’s common stock is materially in excess of the Offer Consideration. Given the Company’s growth potential and its intellectual property, it appears that the $0.67 per share Offer Price is not fair compensation for Repros stockholders. Clearly, the Offer Price denies Class members their right to fully share equitably in the true value of the Company.

27.       It is therefore imperative that Repros public common shareholders receive the material information (discussed in detail below) that has been omitted from the 14D-9, which is necessary for the Company’s stockholders to properly exercise their corporate suffrage rights and make a fully informed decision concerning whether to tender their shares in the Proposed Transaction.

II.	The Merger Agreement’s Deal Protection Provisions Deter Superior Offers

28.       The Individual Defendants agreed to certain deal protection provisions in the Merger Agreement that operate conjunctively to deter other suitors from submitting a superior offer for Repros.

29.       First, the Merger Agreement contains a no solicitation provision that prohibits the Company or the Individual Defendants from taking any affirmative action to obtain a better deal for Repros stockholders. Specifically, the Merger Agreement generally states that the Company and the Individual Defendants shall not: (i) solicit, initiate, knowingly encourage, or facilitate any inquiry regarding, or the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, a competing proposal; and (ii) engage, continue, or otherwise participate in any discussions or negotiations regarding, or furnish any information or data with respect to, or knowingly cooperate in any way with respect to any competing proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a competing proposal.2

[2]	Repros Therapeutics Inc., Current Report (Form 8-K), at Exhibit 2.1, at *46 (Agreement and Plan of Merger, dated as of December 11, 2017, by and among Allergan Sales, LLC, Celestial Merger Sub, Inc. and Repros Therapeutics Inc.*) (Dec. 12, 2017).

30.       Furthermore, the Company and the Individual Defendants must notify within 24 hours, orally or in writing, Discovery of any proposals, indications of interest, and/or draft agreements received from other persons making an acquisition proposal. See Merger Agreement at *47.

31.       Additionally, the Transaction Agreement grants Allergan recurring and unlimited matching rights, which provides it with four days to negotiate with Repros, amend the terms of the Merger Agreement, and make a counter-offer in the event a superior offer is received. See Merger Agreement at *50.

32.       The non-solicitation and matching rights provisions essentially ensure that a superior bidder will not emerge, as any potential suitor will undoubtedly be deterred from expending the time, cost, and effort of making a superior proposal while knowing that Allergan can easily foreclose a competing bid. As a result, these provisions unreasonably favor Allergan, to the detriment of Repros’ public common stockholders.

33.       The Transaction Agreement also provides that Repros must pay Allergan a termination fee of $1,000,000 under certain conditions, including in the event Repros elects to terminate the Merger Agreement to pursue a superior proposal. See Merger Agreement at *63. The termination fee provision further ensures that no competing offer will emerge, as any competing bidder would have to pay a naked premium for the right to provide Repros stockholders with a superior offer

34.       Ultimately, these preclusive deal protection provisions restrain Repross’ ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company

35.       Given that the preclusive deal protection provisions in the Merger Agreement impede a superior bidder from emerging, it is imperative that Repros’ public common stockholders receive all material information necessary for them to make a fully informed decision concerning whether to tender their shares in the Proposed Transaction.

III.	The Materially Incomplete and Misleading 14D-9

36.       On December 29, 2017, Defendants filed a materially incomplete and misleading 14D-9 with the SEC and disseminated it to Repros’ stockholders. The 14D-9 misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in connection with the Tender Offer.

37.       First, the 14D-9 omits Repros’ unlevered free cash flow projections.3 These unlevered free cash flows are material to the Company’s stockholders. Indeed, Stifel specifically utilized unlevered free cash flows in their discounted cash flow valuation. Investors are concerned, perhaps above all else, with the unlevered free cash flows of the companies in which they invest. Under sound corporate finance theory, the value of stock should be premised on the expected unlevered free cash flows of the corporation. Accordingly, the question that Repros’ stockholders need to assess in determining whether to tender their shares is clear — is the Offer Price fair compensation given the Company’s expected unlevered free cash flows? Without unlevered free cash flow projections, Repros’ stockholders will not be able to answer this question and assess the fairness of the Offer Price.

[3]	Unlevered free cash flows are used to determine a company’s enterprise value. The unlevered free cash flow allows investors to ascertain the operating value of a company independent of its capital structure. This provides a greater degree of analytical flexibility and allows for a clearer picture of the value of the company overall. For this reason, unlevered free cash flows are routinely used to value a company, especially in merger/acquisition contexts.

38.       The omission of the above-referenced projections renders the financial projections included in the 14D-9 materially incomplete and misleading. If a recommendation statement discloses financial projections and valuation information, such projections must be complete and accurate. The question here is not the duty to speak, but liability for not having spoken enough. With regard to future events, uncertain figures, and other so-called soft information, a company may choose silence or speech elaborated by the factual basis as then known—but it may not choose half-truths. Repros stockholders are required to decide whether they should forever relinquish their equity in the Company and forego the opportunity to participate in the Company’s future earnings and growth in exchange for the Offer Price. Thus, Repros cash flows are plainly material.

39.       Further, the 14D-9 describes Stifel’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Stifel’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Repros’ public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Stifel’s fairness opinion in determining whether to tender their shares in favor of the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to Repros’ stockholders.

40.       With respect to Stifel’s Sum-of-the-Parts Discounted Cash Flow Analysis, the 14D-9 fails to disclose the following key components used in the analysis: (i) the inputs and assumptions underlying the selection of the discount rate range of 14.0% to 16.0%; and (ii) when exactly and why the cash flows would end, so that a terminal value was rendered obsolete.

41.       These key inputs are material to Repros’ common stockholders, and their omission renders the summary of Stifel’s Discounted Cash Flow Analysis incomplete and misleading. As a highly respected professor explained in one of the most thorough law review articles regarding the fundamental flaws with the valuation analyses bankers perform in support of fairness opinions, in a discounted cash flow analysis a banker takes management’s forecasts, and then makes several key choices “each of which can significantly affect the final valuation.” Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include “the appropriate discount rate, and the terminal value...” Id. As Professor Davidoff explains:

There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. For example, a change in the discount rate by one percent on a stream of cash flows in the billions of dollars can change the discounted cash flow value by tens if not hundreds of millions of dollars.... This issue arises not only with a discounted cash flow analysis, but with each of the other valuation techniques. This dazzling variability makes it difficult to rely, compare, or analyze the valuations underlying a fairness opinion unless full disclosure is made of the various inputs in the valuation process, the weight assigned for each, and the rationale underlying these choices. The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the “right” answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions.

Id. at 1577-78.

42.       With respect to Stifel’s Premiums Paid Analysis, the 14D-9 fails to disclose the individual premiums used to prepare the comparative analysis. A fair summary of this analysis requires the disclosure of the individual premiums for each transaction observed. Merely providing a high/low range is insufficient, as stockholders are unable to assess whether the banker summarized fairly, or, instead, emphasize only the figures that best present the premia in light of the Offer Price, i.e., as low as possible. The omission of this information renders the summary of this analysis in the 14D-9 materially incomplete and misleading.

43.       Furthermore, complete disclosure of the above-mentioned information omitted from the 14D-9 is particularly important for Repros public common stockholder in light of the fact that the Company’s stockholders are being asked to tender their shares in the Proposed Transaction, which has been unanimously endorsed by the Board, that, if consummated, will cause Repros stockholders to be cashed out of the Company and deny them their right to fully share equitably in the true value of the Company

44.       In sum, the omission of the above-referenced information renders the 14D-9 materially incomplete and misleading, in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the expiration of the Proposed Transaction, Plaintiff and the other members of the Class will be unable to make a fully informed decision regarding whether to tender their shares in the Proposed Transaction, and they are thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

(Against All Defendants for Violation of Section 14(e) of the Exchange Act)

45.       Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

46.       Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . .” 15 U.S.C. §78n(e).

47.       Defendants violated § 14(e) of the Exchange Act by issuing the 14D-9 in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in connection with the tender offer commenced in conjunction with the Proposed Transaction. Defendants knew or recklessly disregarded that the 14D-9 failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

48.       The 14D-9 was prepared, reviewed, and/or disseminated by Defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to stockholders via the tender offer, the intrinsic value of the Company, and potential conflicts of interest faced by certain Individual Defendants.

49.       In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(e). The Individual Defendants were therefore reckless, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the 14D-9, but nonetheless failed to obtain and disclose such information to shareholders although they could have done so without extraordinary effort.

50.       The omissions and incomplete and misleading statements in the 14D-9 are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the 14D-9 as altering the “total mix” of information made available to stockholders.

51.       Defendants knowingly or with deliberate recklessness omitted the material information identified above from the 14D-9, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the 14D-9, rendering certain portions of the 14D¬9 materially incomplete and therefore misleading.

52.       The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II

(Against all Defendants for Violations of Section 14(d)(4) of the Exchange Act
and SEC Rule 14d-9, 17 C.F.R. § 240.14d-9)

53.       Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

54.       Defendants have caused the 14D-9 to be issued with the intention of soliciting stockholder support of the Proposed Transaction.

55.       Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) provides that:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

56.       SEC Rule 14d-9(d), which was adopted to implement Section 14(d)(4) of the Exchange Act, provides that:

Information required in solicitation or recommendation. Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof.

57.       In accordance with Rule 14d-9, Item 8 of a Schedule 14D-9 requires a company’s directors to:

Furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

58.       The 14D-9 violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omissions render the 14D-9 false and/or misleading. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the 14D-9, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the 14D-9, rendering certain portions of the 14D-9 materially incomplete and therefore misleading.

59.       The misrepresentations and omissions in the 14D-9 are material to Plaintiffs, and Plaintiffs will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

60.       The misrepresentations and omissions in the 14D-9 are material to Plaintiffs, and Plaintiffs will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT III

(Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act)

61.       Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

62.       The Individual Defendants acted as controlling persons of Repros within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Repros, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the 14D-9, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

63.       Each of the Individual Defendants was provided with or had unlimited access to copies of the 14D-9 by Plaintiff to be misleading prior to the date the 14D-9 was issued, and had the ability to prevent the issuance of the false and misleading statements or cause the statements to be corrected.

64.       In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The 14D-9 at issue contains the unanimous recommendation of each of the Individual Defendants that shareholders tender their shares in the Tender Offer. They were thus directly involved in preparing this document.

65.       In addition, as the 14D-9 sets forth, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the merger agreement. The 14D-9 purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

66.       By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

67.       As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(e) and 14(d)(4) and Rule 14d-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of the Individual Defendants’ conduct, Plaintiff and the Class will be irreparably harmed.

68.       Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.       Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and his counsel as Class Counsel;

B.       Enjoining Defendants and all persons acting in concert with them from closing the Tender Offer or consummating the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the 14D-9;

C.       Directing Defendants to account to Plaintiff and the Class for all damages sustained as a result of their wrongdoing;

D.       Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

E.       Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

DATED: December 29, 2017.
Respectfully submitted,

/s/ Thomas E. Bilek Thomas E. Bilek TX Bar No. 02313525 / SDTX Bar No. 9338 THE BILEK LAW FIRM, L.L.P. 700 Louisiana, Suite 3950 Houston, TX 77002 (713) 227-7720

Attorneys for Plaintiff

OF COUNSEL:

Juan E. Monteverde Miles D. Schreiner MONTEVERDE & ASSOCIATES PC 350 Fifth Avenue, Suite 4405 New York, NY 10118 Tel: (212) 971-1341 Fax: (212) 202-7880
Email:	jmonteverde@monteverdelaw.com mschreiner@monteverdelaw.com